July 2, 2007

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:

Jim B. Rosenberg, Senior Assistant Chief Accountant Mary Mast, Senior Staff Accountant Ibolya Ignat, Staff Accountant

Re:	Charles River Laboratories International, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2006
Filed on February 27, 2007
Form 8-K
Filed on May 8, 2007
File No. 001-15943

Ladies and Gentlemen:

This letter is submitted on behalf of Charles River Laboratories International, Inc. (the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (the “Form 10-K”), and with respect to the Company’s Form 8-K filed on May 8, 2007 (the “Form 8-K”), as set forth in a letter dated June 20, 2007 to Thomas F. Ackerman (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Form 10-K for the Fiscal Year Ended December 30, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements, Page 50

7. Long Term Debt and Capital Lease Obligations, Page 67

Please provide to us in disclosure-type format a description of your accounting for the modification and conversion of the $660 million credit agreement into the newly issued $428 million credit agreement and tell us how your accounting complies with the provisions of paragraph 16 of SFAS 140 and EITF 96-19.

Response to Comment No. 1

On July 31, 2006, the Company amended and restated its $660 million credit agreement which consisted of a combination of both traditional term loans and revolving credit facilities.  Pursuant to the amended and restated agreement, there was no change in the amount of term loan borrowings outstanding. However the amended and restated agreement did include a lower interest rate, modified restrictive covenants and extended terms.  The present value of future cash flows related to the term loans changed less than 10% with the amendment. The amendment did not result in the extinguishment of debt based upon the change in cash flow of less than 10% noted in EITF 96-19 or paragraph 16 of SFAS 140.

In response to the Staff’s comments, the Company has prepared the following proposed alternative paragraph regarding its Long-Term Debt footnote to be reflected in our future filings.  The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

Long-Term Debt On July 31, 2006, the Company amended and restated its ~~then-existing~~ $660,000 credit agreement to reduce the current interest rate, modify certain restrictive covenants and extend the term. The amount of debt outstanding under the original $660,000 credit agreement remained the same at the time of the amendment. The now $428,000 credit agreement provides for a $156,000 U.S. term loan facility, a $200,000 U.S. revolving facility, a C$57,800 term loan facility and a C$12,000 revolving facility for a Canadian subsidiary, and a GBP 6,000 revolving facility for a U.K. subsidiary. The $156,000 term loan facility matures in 20 quarterly installments with the last installment due June 30, 2011. The $200,000 U.S. revolving facility matures on July 31, 2011 and requires no scheduled payment before that date. Under specified circumstances, the $200,000 U.S. revolving facility may be increased by $100,000. The Canadian term loan is repayable in full by June 30, 2011 and requires no scheduled prepayment before that date. The Canadian and UK revolving facilities mature on July 31, 2011 and require no scheduled prepayment before that date. The interest rate

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com applicable to the Canadian term loan and the Canadian and U.K. revolving loans under the credit agreement is the adjusted LIBOR rate in its relevant currency plus an interest rate margin based upon the Company’s leverage ratio. The interest rates applicable to term loans and revolving loans under the credit agreement are, at the Company’s option, equal to either the base rate (which is the higher of the prime rate or the federal funds rate plus 0.50%) or the adjusted LIBOR rate plus an interest rate margin based upon the Company’s leverage ratio. Based on the Company’s leverage ratio, the margin range for LIBOR based loans is 0.625% to 0.875%. The interest rate margin was 0.75% as of December 30, 2006. The Company has pledged the stock of certain subsidiaries as well as certain U.S. assets as security for the $428,000, credit agreement. The $428,000 credit agreement includes certain customary representations and warranties, negative and affirmative covenants and events of default. The Company had $5,388 and $4,988 outstanding under letters of credit as of December 30, 2006 and December 31, 2005, respectively.

Comment No. 2

7. Long Term Debt and Capital Lease Obligations, Page 67

It is unclear from your disclosure how the conversion feature of your 2013 Notes meets the paragraph 11 (a)(2) scope exception of SFAS 133.  Please provide to us your analysis under EITF 00-19 that was the basis for your conclusion that derivative accounting was not required.

Response to Comment No. 2

On June 12, 2006, the Company issued $300 million aggregate principal amount of convertible senior notes (including the related indenture, the 2013 Notes) in a private placement rendering net proceeds to the Company of approximately $294 million. On June 20, 2006, the initial purchasers in this convertible debt offering exercised their option to purchase an additional $50 million of the 2013 Notes for additional net proceeds to the Company of approximately $49 million. The 2013 Notes bear interest at 2.25% per annum, which is payable semi-annually, and mature on June 15, 2013. The 2013 Notes are convertible into cash and shares of the Company’s common stock, if any, (or, at the Company’s election, cash in lieu of some or all of such common stock), based on an initial conversion rate, subject to adjustment, of 20.4337 shares of the Company’s common stock per $1,000 principal amount of notes (which represents an initial conversion price of $48.94 per share) in specified circumstances.

At the time of the issuance of the 2013 Notes the Company evaluated the conversion feature of the 2013 Notes under EITF 00-19.  Based on the guidance provided in EITF 00-19  the 2013 Notes  were accounted for like convertible debt. Our analysis considered the conditions specified in EITF 00-19 paragraphs 12-32 that need to be met to qualify for the scope exception under paragraph 11(a)(2) of SFAS 133. Those conditions included the following items, which the Company has met:

1)	The conversion feature permits the Company to settle in unregistered shares.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

2)
The Company has sufficient authorized and unissued shares available to settle the conversion feature after considering all other commitments that may require the issuance of stock during the maximum period the conversion feature could remain outstanding.

3)	The conversion feature has an explicit maximum number of shares to be delivered in a share settlement.
4)	There is no required cash settlement to the note holders in the event the Company fails to make a timely filing with the SEC.
5)	There is no cash payment to the note holders to be provided to them in order to achieve a full return.
6)	The 2013 Notes requires net-cash settlement only in specific circumstances in which holders of shares underlying the 2013 Notes also would receive cash in exchange of their shares.
7)	There are no provisions in the conversion feature that indicate that the note holders have rights that rank higher than those of a shareholder of the stock underlying the conversion feature.
8)	There is no requirement in the conversion feature to post collateral.

Comment No. 3

Form 8-K Dated May 8, 2007

The financial measures “non-GAAP earnings” and non-GAAP basic and diluted earnings per share exclude certain recurring items and their exclusion appears to smooth earnings.  While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that non-GAAP measures that have the effect of smoothing earnings are appropriate.  Your disclosure regarding these measures does not appear to meet the requirements of Item 10(e)(1)(i) of Regulation S-K.  Please refer to Instruction 2 to Item 2.02 of Form 8-K.  The disclosure could be improved by including statements disclosing the reasons why management believes that the presentation of these measures provides useful information to investors regarding your financial condition and results of operations.  The justification for the use of these measures must be substantive.  Please tell us the following in disclosure-type format:

•	the economic substance behind management’s decision to use these measures;
•	the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measures; and
•	the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Please refer to Questions 8 and 15 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued on June 13, 2003.

Response to Comment No. 3

As a matter of standard practice, the Company reviews and considers the requirements of Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K, and the guidance provided pursuant to Question 8 to the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, in connection with the disclosure of non-GAAP earnings and non-GAAP basic and diluted earnings per shares.  The Company and its management desire to make clear to the Staff that it is aware that it is not appropriate to eliminate recurring items from the most comparable GAAP financial measure in an attempt to smooth earnings.  However, we do not believe that the non-GAAP financial measures that the Company presents in its earnings releases has the effect of smoothing earnings and believe that presentation of such measures instead provide useful information to investors regarding our results of operations.

In particular, the Company notes that it has included disclosure, attached as Annex A hereto, on page 4 of the earnings release that was originally furnished to the SEC pursuant to its Form 8-K dated May 8, 2007.  Management believes that this disclosure addresses the SEC’s requirements and guidance pertaining to the utilization of non-GAAP financial measures, and believes it has made a concerted effort to provide such substantive disclosure in its earnings releases whenever non-GAAP financial measures are included.

The Company also highlights to the Staff that it does not include any non-GAAP financial measures in documents that are “filed” with the SEC, but only in its earnings releases, and recognizes that Instruction 2 to Item 2.02 of Form 8-K applies paragraph (e)(1)(i) of Item 10 of Regulation S-K to such disclosures.  Accordingly, the Company focuses on ensuring that its earnings releases include the four elements mandated by Item 10(e)(1)(i), namely:

(A)
A presentation of the most directly comparable financial measure or measures calculated in accordance with GAAP presented with equal or greater prominence (see body of May 8, 2007 earnings release, where each reference to a non-GAAP financial measure is presented subsequent to the disclosure of the most directly comparable GAAP financial measure);

(B)
A reconciliation of the differences between the non-GAAP financial measures disclosed with the most directly comparable GAAP financial measures (see pp. 9-10 of May 8, 2007 earnings release – “Reconciliation of GAAP to Non-GAAP elected Business Segment Information (unaudited)” and “Reconciliation of GAAP Earnings to Non-GAAP Earnings”, which presents reconciliations in a clearly understandable tabular format);

(C)
A statement disclosing the reasons why the registrant’s management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations (see pg. 4 of  the May 8, 2007 earnings release, under the paragraph titled “Non-GAAP Financial Measures”); and

(D)	To the extent material, a statement disclosing the additional purposes, if any, for which

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com management uses the financial measure (see pg. 4 of May 8, 2007 earnings release, paragraph titled “Non-GAAP Financial Measures”).

With these disclosures, the Company believes it has fully addressed the requirements related to non-GAAP financial measures under Item 10(e)(1)(i).

Comment 3 further requests that we describe for the staff in disclosure-type format four separate points which are relevant to the non-GAAP financial measures.  As the Company believes that its existing earnings release disclosure already addresses these items in disclosure-type format, we have marked Annex A to reflect where management has identified these statements.  Accordingly, we have noted by indicating after the relevant sentence if the applicable statement was intended to address points (1), (2), (3) and/or (4) from the Staff’s comment.

While we note the Staff’s comment, and are prepared to include additional disclosure in our future press releases if necessary, based on the Company’s good faith application of relevant rules and guidelines (as well as review of the disclosures made by many of our industry competitors), we believe that our current disclosure is compliant with Item 10(e)(1)(i) of Regulation S-K and related guidance.

Furthermore, in connection with our response, as requested in the Comment Letter, we hereby acknowledge as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (978) 658-6000, extension 1225.

Very truly yours,

/s/ Thomas F. Ackerman

Thomas F. Ackerman
Corporate Executive Vice President and
Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Annex A

Use of Non-GAAP Financial Measures

This press release contains non-GAAP financial measures, such as non-GAAP earnings per diluted share from continuing operations, which exclude amortization of intangible assets and other charges related to our acquisitions, impairments due to our accelerated exit from our Worcester Preclinical Services facility, and the potential gain on the sale of real estate in Scotland. We exclude these items from the non-GAAP financial measures because they are outside our normal operations (1)(4). There are limitations in using non-GAAP financial measures, as they are not prepared in accordance with generally accepted accounting principles, and may be different than non-GAAP financial measures used by other companies. (2) In particular, we believe that the inclusion of supplementary non-GAAP financial measures in this press release helps investors to gain a meaningful understanding of our core operating results and future prospects without the effect of one-time charges, and is consistent with how management measures and forecasts the Company's performance, especially when comparing such results to prior periods or forecasts. (1)(4) We believe that the financial impact of our acquisitions is often large relative to our overall financial performance, which can adversely affect the comparability of our results on a period-to-period basis. (4) In addition, certain activities, such as business acquisitions, happen infrequently and the underlying costs associated with such activities do not recur. (4) Non-GAAP results also allow investors to compare the Company's operations against the financial results of other companies in the industry who similarly provide non-GAAP results. (1) (4) The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP. (2)(3) The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations. (3) Reconciliations of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures are set forth in the text of this press release, and can also be found on the Company's website at ir.criver.com. (1)(3)

Key – The four points the Staff requested the Company address in Comment 3:

1)	The economic substance behind management’s decision to use these measures;
2)	The material limitations associated with the use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;
3)	The manner in which management compensates for these limitations when using the non-GAAP financial measures; and
4)	The substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com